REGISTERED
RB 878 868 232 US

REGISTERED
RB 878 868 232 US

MASTER

Discharging and Indemnity Bond

ORIGINAL ISSUE DATE	Number	MATURITY DATE
05/21/2022	SANXC-IBN00001	05/21/2052

Registered Holder and Fiduciary:
Janet Yellen
Secretary of the Treasury
U.S. Department of the Treasury
1500 Pennsylvania Avenue, N.W.
Washington, D.C. 20220

MAKER: NATIVE SAN & COMPANY, LLC
Employees' Securities Company
Securities & Exchange Commission C.I.K.# 0001917699
Employer Identification Number 87-1772940
C/O 2501 MASTIN LAKE RD NW, UNIT 3563
HUNTSVILLE, AL 35810

For Offset By/Through:
NOBLE FERGUSON EL, Grantor
Private Offset Account No. F97699758
YOQUESHA A. TERRY, Surety
Private Offset Account No. C15051263

Securitization Bond: Non-Negotiable Private Bond for Setoff No. **SANXC-IBN00001**, **NOBLE FERGUSON EL**, Principal; Janet Yellen, Holder in Due Course & Registered No. RB 878 868 232 US and credit the same to Registered No. RB 878 868 144 US

This Private Master Discharging and Indemnity Bond shall be entered as an asset to the United States Department of the Treasury in the amount of

— FIVE HUNDRED MILLION DOLLARS —

KNOW ALL MEN BY THESE PRESENTS, to facilitate lawful commerce in the absence of substance backed currency in circulation, Janet Yellen or agents thereof ("Fiduciary") upon receipt of this private Discharging and Indemnity Bond No. SANXC-IBN00001 ("Bond") shall post the full face value of the Bond as an asset to the benefit of the United States Department of the Treasury to be used and applied specifically in the manner described hereunder for the purpose of securing honorable settlement for the account holders and accounts listed below. The Fiduciary has been entered in the books of the grantor as the registered holder.

SETOFF. This Bond has been authorized and issued pursuant to the full faith and credit of the grantor. NOBLE FERGUSON EL, and guarantor, YOQUESHA AUNDRIA TERRY who do hereby hold bond and obligate themselves sui juris jointly and severally as voluntary sureties for all such account holders and accounts, each jointly and severally, including, without limitation Birth Certificate Account 108-1983-000070 and 101-90-25869, for any sum up to and including Five Hundred Million 00/00 United States Dollars ($500,000,000.00), insuring, underwriting, indemnifying, discharging, paying and satisfying all such account holders and accounts dollar for dollar against any and all pre-existing, current and future losses, costs, debts, taxes, encumbrances, deficits, deficiencies, liens, judgments, true bills, obligations of contract or performance, defaults, charges, and any and all other obligations as may exist or come to exist during the term of this Bond (jointly and severally "Liabilities") until the sum or term of this Bond is exhausted.

AS A CONSEQUENCE, THEREOF, the Fiduciary shall satisfy all pre-existing and current Liabilities as may exist without exception for, against and on behalf of all such account holders and accounts dollar for dollar through the above-noted Private Offset Accounts up to and including the full-face value of this Bond through maturity.

PRE-PAYMENT. Each of the said account holders and accounts shall be severally insured, underwritten, and indemnified against any and all future Liabilities as may appear, thereby instantly satisfying all such obligations dollar for dollar without exception through the above-noted Private Offset Accounts up to and including the full-face value of this Bond through maturity.

DISHONOR. The Fiduciary shall have thirty (30) days from the date of presentment noted on U.S.P.S. Form 3811 to dishonor this Bond by returning same to the grantor by registered mail at the location noted herein. Failure to so return will stipulate the Fiduciary's honorable acceptance of this Bond and all obligations and liabilities hereunder on behalf of the United States.

MATURITY. Upon maturity at 11:59:59 P.M. 05/21/2052, the Secretary shall mark this Bond cancelled and return this Bond bearing the marks of cancellation to the grantor or the grantor's heirs by registered mail, all profits and proceeds accruing since presentment to remain with the Secretary for the benefit and use of the United States Department of the Treasury.

All communication shall be sent by the United States Registered Mail directly to the grantor at the location noted hereunder exactly as shown. Service in any other manner is defective on its face. The grantor accepts post exclusively at the said postal location.

IN WITNESS WHEREOF, the signatories to this Bond do hereby affix their respective hands and seals as Authorized Government Contracting Agents on this _____ day of the Fifth month anno domini in the Year of Our Lord Two Thousand and Twenty-Two.

Surety – YOQUESHA AUNDRIA TERRY
c/o 704 3RD ST SW
Decatur, AL near [35601]
non-domestic without the United States

Witness – RED WOLF TERRY BEY
c/o 7043RD ST SW
Decatur, AL near [35601]
non-domestic without the United States

GRANTOR – NOBLE FERGUSON EL
c/o 2501 Mastin Lake Rd NW, Unit 3563
Huntsville, AL near [35810]
non-domestic without the United States

Personally appeared, the Living Soul ferguson el, noble on behalf of NOBLE FERGUSON EL, personally known to me (or proved to me on the basis of satisfactory evidence) to be the Living Soul, whose name is subscribed to the instrument within and acknowledged to me that he executed the same in his authorized capacity, and that by his signatures on the instrument the Living Soul, or the entity upon behalf of which the Living Soul acted/executed the instrument.
WITNESS my hand and official seal,

Notary Public

NANCY LOTT
NOTARY PUBLIC
ALABAMA STATE AT LARGE
My Commission Expires 11-04-2024